Intertape Polymer Group Inc.

Consolidated Financial Statements

December 31st, 2007, 2006 and 2005

Including Management’s Discussion and Analysis

March 28, 2008

This Management’s Discussion and Analysis (“MD&A”) supplements the consolidated financial statements and related notes for the year ended December 31, 2007. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in US dollars.

FINANCIAL HIGHLIGHTS

(In thousands of US dollars except per share data, selected ratios, stock and trading volume information.)

	2007	2006	2005
Operations	$	$	$
Consolidated sales	767,272	812,285	776,015
Net earnings (loss) Cdn GAAP	(8,393)	(166,693)	27,791
Net earnings (loss) US GAAP	(8,393)	(166,693)	28,056
Cash flows from operations before changes in non-cash working capital items	43,205	9,366	57,688

	2007	2006	2005
Per Common Share
Net earnings (loss) Cdn GAAP – basic	(0.19)	(4.07)	0.67
Net earnings (loss) US GAAP – basic	(0.19)	(4.07)	0.68
Net earnings (loss) Cdn GAAP – diluted	(0.19)	(4.07)	0.67
Net earnings (loss) US GAAP – diluted	(0.19)	(4.07)	0.68
Cash flows from operations before changes in non-cash working capital items	0.95	0.23	1.41
Book value Cdn GAAP	6.11	6.68	10.61
Book value US GAAP	5.99	6.48	10.40

	2007	2006	2005
Financial Position
Working capital	145,577	121,485	166,993
Total assets Cdn GAAP	702,799	692,386	889,316
Total assets US GAAP	704,764	692,127	897,382
Total long-term debt Cdn GAAP	243,359	330,477	330,897
Total long-term debt US GAAP	250,180	330,477	330,897
Shareholders’ equity Cdn GAAP	360,010	273,718	434,415
Shareholders’ equity US GAAP	352,992	265,558	425,968

	2007	2006	2005
Selected Ratios
Working capital	2.58	2.22	2.37
Debt/capital employed Cdn GAAP	0.40	0.55	0.44
Debt/capital employed US GAAP	0.41	0.55	0.45
Return on equity Cdn GAAP	na	na	6.4%
Return on equity US GAAP	na	na	6.6%

	2007	2006	2005
Stock Information
Weighted average shares outstanding (Cdn GAAP) - basic +	45,287	40,981	41,174
Weighted average shares outstanding (US GAAP) - basic +	45,287	40,981	41,174
Weighted average shares outstanding (Cdn GAAP) - diluted +	45,287	40,981	41,309
Weighted average shares outstanding (US GAAP) - diluted +	45,287	40,981	41,309
Shares outstanding as at December 31 +	58,956	40,987	40,958

	2007	2006	2005
The Toronto Stock Exchange (CA$)
Market price as at December 31	3.07	6.19	10.37
High: 52 weeks	6.40	10.44	13.68
Low: 52 weeks	2.49	4.63	7.57
Volume: 52 weeks+	8,219	17,252	18,208

	2007	2006	2005
New York Stock Exchange
Market price as at December 31	3.14	5.28	8.97
High: 52 weeks	5.34	9.20	11.17
Low: 52 weeks	2.36	4.01	6.37
Volume: 52 weeks+	18,737	21,860	18,354

	High	Low	Close	ADV*
The Toronto Stock Exchange(CA$)
Q1	6.40	4.58	4.75	14,827
Q2	5.65	4.67	4.78	49,333
Q3	4.90	2.50	3.37	26,125
Q4	3.39	2.49	3.07	39,530

	High	Low	Close	ADV*
New York Stock Exchange
Q1	5.34	3.97	4.12	61,102
Q2	5.07	4.03	4.50	116,698
Q3	4.65	2.36	3.40	64,159
Q4	3.53	2.60	3.14	58,322

* Average daily volume

+In thousands

Management’s Discussion and Analysis

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS

(In thousands of US dollars, except as otherwise noted)

(Unaudited)

	1st Quarter			2nd Quarter
	2007	2006	2005	2007	2006	2005
	$	$	$	$	$	$
Sales	186,835	212,108	182,255	187,109	217,687	184,168
Cost of sales	159,370	178,122	148,574	158,742	182,534	150,895
Gross Profit	27,465	33,986	33,681	28,367	35,153	33,273
Selling, general and administrative expenses	18,321	23,250	18,475	16,676	21,525	18,730
Stock-based compensation expense	454	525	455	533	590	483
Research and development	1,025	1,680	1,011	1,161	1,662	1,224
Financial expenses	6,294	6,717	5,649	5,892	6,396	5,918
Refinancing expense
Manufacturing facility closures, restructuring, strategic alternatives and other charges	2,369	17,502	719	4,415	32,423	1,087
Impairment of goodwill
	28,463	49,674	26,309	28,677	62,596	27,442
Earnings (loss) before income taxes	(998)	(15,688)	7,372	(310)	(27,443)	5,831
Income taxes (recovery)	(428)	(5,699)	1,339	7,768	(9,260)	399
Net earnings (loss)	(570)	(9,989)	6,033	(8,078)	(18,183)	5,432
Earnings (loss) per share
Cdn GAAP - Basic - US $	(0.01)	(0.24)	0.15	(0.20)	(0.44)	0.13
Cdn GAAP - Diluted - US $	(0.01)	(0.24)	0.15	(0.20)	(0.44)	0.13
US GAAP - Basic - US $	(0.01)	(0.24)	0.15	(0.20)	(0.44)	0.13
US GAAP - Diluted - US $	(0.01)	(0.24)	0.15	(0.20)	(0.44)	0.13
Weighted average number of common shares outstanding
Cdn GAAP - Basic	40,986,940	40,964,630	41,237,461	40,986,940	40,985,440	41,214,969
Cdn GAAP - Diluted	40,986,940	40,964,630	41,444,870	40,986,940	40,985,440	41,550,160
US GAAP - Basic	40,986,940	40,964,630	41,237,461	40,986,940	40,985,440	41,214,969
US GAAP - Diluted	40,986,940	40,964,630	41,444,870	40,986,940	40,985,440	41,550,160

Management’s Discussion and Analysis

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS

(In thousands of US dollars, except as otherwise noted)

(Unaudited)

	3rd Quarter			4th Quarter
	2007	2006	2005	2007	2006	2005
	$	$	$	$	$	$
Sales	201,875	195,120	194,480	191,453	187,370	215,112
Cost of Sales	171,083	169,433	159,449	163,670	164,604	176,927
Gross Profit	30,792	25,687	35,031	27,783	22,766	38,185
Selling, general and administrative expenses	17,508	21,399	19,273	18,664	18,729	22,507
Stock-based compensations expense	504	453	485	289	454	488
Research and Development	1,002	1,523	1,233	947	1,406	1,257
Financial expenses	7,848	6,762	5,577	5,251	5,871	6,655
Manufacturing facility closures, restructuring, strategic alternatives and other charges	1,330	16,037	385		10,095	(760)
Impairment of goodwill		120,000
	28,192	166,174	26,953	25,151	36,555	30,147
Earnings (loss) before income taxes	2,600	(140,487)	8,078	2,632	(13,789)	8,038
Income taxes (recovery)	1,628	(17,154)	1,479	3,349	1,399	(1,689)
Net earnings (loss)	972	(123,333)	6,599	(717)	(15,188)	9,727
Earnings (loss) per share
Cdn GAAP – Basic – S$	0.02	(3.01)	0.16	(0.01)	(0.37)	0.24
Cdn GAAP – Diluted-US$	0.02	(3.01)	0.16	(0.01)	(0.37)	0.24
US GAAP – Basic- US$	0.02	(3.01)	0.16	(0.01)	(0.37)	0.24
US GAAP – Diluted-US$	0.02	(3.01)	0.16	(0.01)	(0.37)	0.24
Weighted average number of common shares outstanding
Cdn GAAP – Basic	40,986,940	40,986,057	41,205,555	58,185,756	40,986,057	41,039,278
Cdn GAAP – Diluted	40,986,940	40,986,057	41,337,378	58,185,756	40,986,057	41,157,568
US GAAP – Basic	40,986,940	40,986,057	41,205,555	58,185,756	40,986,057	41,039,278
US GAAP - Diluted	40,986,940	40,986,057	41,337,378	58,185,756	40,986,057	41,157,568

Management’s Discussion and Analysis

ADJUSTED CONSOLIDATED EARNINGS

Adjustments for impairment of goodwill, manufacturing facility closures, restructuring, strategic alternatives and other charges.

Years Ended December 31,

(In millions of US dollars, except per share amounts)

As Reported	2007	2006	2005
	$	$	$
Sales	767.3	812.3	776.0
Cost of sales	652.9	694.7	635.8
Gross profit	114.4	117.6	140.2
Selling, general and administrative expenses	71.2	84.9	79.0
Stock-based compensation expense	1.8	2.0	1.9
Research and development	4.1	6.3	4.8
Financial expenses	25.3	25.7	23.8
Manufacturing facility closures, restructuring, strategic alternatives and other charges	8.1	76.1	1.4
Impairment of goodwill		120.0
	110.5	315.0	110.9
Earnings (loss) before income taxes	3.9	(197.4)	29.3
Income taxes (recovery)	12.3	(30.7)	1.5
Net earnings (loss)	(8.4)	(166.7)	27.8

Earnings (loss) per share – As Reported	2007	2006	2005
Basic	(0.19)	(4.07)	0.67
Diluted	(0.19)	(4.07)	0.67

Adjustments	2007	2006	2005
Impairment of goodwill		120.0

Adjustments for Manufacturing Facility Closures, Restructuring, Strategic Alternatives and Other Charges	2007	2006	2005
	8.1	76.1	1.4

ADJUSTED CONSOLIDATED EARNINGS

Adjustments for impairment of goodwill and manufacturing facility closures, strategic alternatives and other charges.

Years Ended December 31,

(In millions of US dollars, except per share amounts)

As Adjusted	2007	2006	2005
	$	$	$
Sales	767.3	812.3	776.0
Cost of sales	652.9	694.7	635.8
Gross profit	114.4	117.6	140.2
Selling, general and administrative expenses	71.2	84.9	79.0
Stock-based compensation expense	1.8	2.0	1.9
Research and development	4.1	6.3	4.8
Financial expenses	25.3	25.7	23.8
	102.4	118.9	109.5
Earnings (loss) before income taxes	12.0	(1.3)	30.7
Income taxes	14.2	5.6	2.0
Net earnings (loss)	(2.2)	(6.9)	28.7
Earnings (loss) per Share - As Adjusted
Basic	(0.05)	(0.17)	0.70
Diluted	(0.05)	(0.17)	0.69

Note: These tables reconcile consolidated earnings (loss) as reported in the accompanying consolidated financial statements to adjusted consolidated earnings (loss) after the elimination of non-recurring items and manufacturing facility closures, strategic alternatives and other charges. The Company has included these non-GAAP financial measures because it believes the measures permit more meaningful comparisons of its performance between the periods presented.

MANAGEMENT'S DISCUSSION & ANALYSIS

Business Overview

Intertape Polymer Group Inc. (“IPG” or the “Company”) was founded in 1981 and is a recognized leader in the specialty packaging industry in North America. In the fourth quarter of 2007, the Company changed its business structure by establishing two operating divisions, Tapes and Films (“T&F Division”) and  Engineered Coated Products (“ECP Division”).  The T&F Division develops, manufactures and sells a variety of specialized polyolefin films, paper and film pressure sensitive tapes and complementary packaging systems for use in industrial and retail applications. The T&F Division designs its specialty products for aerospace, automotive and industrial applications. The T&F Division products are sold to a broad range of industrial and specialty distributors, consumer outlets and large end-users in diverse markets. T&F Division products include carton sealing tapes, including Intertape® pressure-sensitive and water-activated tapes; industrial and performance specialty tapes, including masking, duct, electrical and reinforced filament tapes; ExIFilm® shrink film; and Stretchflex® stretch wrap. The ECP Division manufactures engineered coated fabrics and flexible intermediate bulk containers (“FIBCs”). ECP Division products are sold though a variety of industrial and specialty distributors with a focus on sales to the construction and agricultural markets as well as the flexible packaging market.

During 2006, the Company made several revisions to its business model and also took measures to substantially reduce its cost structure.  These actions resulted in improved operating results for 2007 compared to 2006.  During the second half of 2007 and continuing in 2008, the Company has made improvements to its capital structure, raising equity to reduce debt levels and refinancing a portion of its remaining debt.  The Company believes that these recent actions have strengthened its financial position by reducing the risk inherent in its capital structure, including the lower level of financial leverage in place and the increased flexibility allowed under its financial covenants.

During 2007, the Company engaged in a strategic alternatives process that had commenced in 2006.  On May 1, 2007, the Company entered into a definitive agreement with a third party, providing for the sale of all of the Company’s outstanding common shares at a price of $4.76 per share.  At the annual and special meeting of shareholders held on June 28, 2007, shareholders rejected the sale, by a vote of approximately 70%.  At that same meeting, shareholders also elected the Company’s Board of Directors for the coming year, appointing Eric Baker, former IPG director, as Chairman of the Board and appointing Melbourne F. Yull (“Mr. Yull”), the founder of the Company, as an Executive Director.  Several new directors were also elected at that meeting and at a subsequent special shareholder meeting in September 2007, resulting in a new Board of Directors guiding the Company.

On August 8, 2007, the Company successfully amended its Senior Secured Credit Facility to accommodate the costs of the strategic alternatives process in the calculation of its financial covenants.  The amendment reduced the maximum amount the Company could borrow under the Revolving Credit Facility from $75.0 million to $60.0 million and increased the loan margin under the entire Senior Secured Credit Facility, both the Term Loan B and the Revolving Credit Facility by 150 basis points to a range of 325 to 425 basis points determined by a pricing grid. Additionally, the Company paid an amendment fee to its lenders of approximately $2.3 million to be amortized over the remaining term of the related credit facilities.

The Company completed a shareholder rights offering on September 13, 2007, providing approximately $60.9 million in additional equity funding, net of related expenses of approximately $1.9 million.  The proceeds included commitments from several major shareholders, directors and senior officers, and one former senior officer.  The Company used the proceeds from the rights offering to reduce borrowings outstanding under its Term Loan B by $60.9 million.  The Company recorded a non-cash charge of approximately $1.5 million in the third quarter of 2007, representing the accelerated amortization of a portion of the deferred debt issue expenses relating to debt repayment with the proceeds of the rights offering and the reduction in the maximum borrowings the Company can make under its Revolving Credit Facility.

On March 27, 2008 the Company successfully refinanced its existing Senior Secured Credit Facility (the “Facility”) with a $200.0 million Asset-Based Loan (“ABL”) entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and machinery and equipment.  At closing, after repaying the remaining balance of the Facility, the Company had cash and undrawn revolver of approximately $39.0 million.  The ABL is priced at libor plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases.  The pricing grid ranges from 1.50% to 2.25%. However, through September 2008, the applicable loan margin is fixed at 1.75%.   Unlike the Facility, the ABL contains only one financial covenant, a fixed charge coverage ratio, which becomes effective only when unused availability drops below $25.0 million.  Under the refinancing agreement, the Company has 120 days from closing to secure financing on all or a portion of its owned real estate.  After that time, the remaining unencumbered real estate is subject to a negative pledge in favour of the ABL lenders.  However, beyond the 120 days the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge of the ABL lenders subordinated to up to $35.0 million of real estate mortgage financing.  During the 120 day window in which the real estate is unencumbered, the Company is not subject to the fixed charge coverage ratio but also is prevented from accessing the last $15.0 million of unused availability under its borrowing base.  The Company expects to report a refinancing expense in the first quarter of 2008 for approximately $3.4 million comprised of the accelerated amortization of the debt issue expenses on the existing debt.  The Company also settled two interest rate swaps that the Company entered into in June and July 2005 hedging interest rates for its existing debt.  Among the advantages the Company expects from refinancing are lower interest costs and fewer financial covenants with which it must comply. The Company estimates that the lower loan margin on the ABL compared to the existing Senior Secured Credit Facility will reduce the Company’s interest expense by approximately $2.5 million annually.

The net loss for 2007 was $8.4 million compared to a net loss for 2006 of $166.7 million.  The net loss for 2007 includes $8.1 million of manufacturing facility closures, restructuring, strategic alternatives and other charges, compared to similar charges in 2006 of $76.1 million. The Company recorded a $120.0 million impairment of goodwill in 2006.  The Company’s net loss for 2007 is primarily as a result of $12.3 million of income tax expense, including $11.4 million of non-cash deferred income tax charges.  In 2007, the Company reported $3.9 million of earnings before income taxes, $12.0 million exclusive of manufacturing facility closures, restructuring, strategic alternatives and other charges.  In 2006, the Company reported a loss before income taxes of $197.4 million, $1.3 million exclusive of manufacturing facility closures, restructuring, strategic alternatives and other charges.

During 2007, the Company recorded manufacturing facility closures, restructuring, strategic alternatives and other charges totalling $8.1 million including approximately $1.3 million in severance costs associated with the cost reduction initiatives announced by the Company in 2006 and $6.8 million in costs supporting the strategic alternatives process.

During 2006, the Company recorded manufacturing facility closures, restructuring, strategic alternatives and other charges of $76.1 million of which $36.7 million related to plant closures including, (i) $30.2 million for the closure of the Brighton, Colorado facility, (ii)$9.9 million related to the retirement of Mr. Yull, (iii) $9.8 million related to cost reductions initiatives, (iv) $8.0 million related to the impairment of certain manufacturing equipment, (v) $3.9 million related to a Canadian Income Trust project that was cancelled, (vi) $2.9 million in legal costs related to certain patent and trademark disputes, (vii) $2.4 million related to real estate remediation and disposals,  (viii) $1.9 million for a loan amendment fee and (ix) $0.6 million related to the strategic alternatives process.

As at September 30, 2006, the Company conducted a review for possible impairment of goodwill.  As a result of the review, the Company recorded an impairment of goodwill in the amount of $120.0 million.  The Company conducted a review for possible impairment of goodwill as at December 31, 2006 and at December 31, 2007 and concluded that no additional impairment was required.

Results of Operations

The following discussion and analysis of operating results includes adjusted financial results for the three years ended December 31, 2007. A reconciliation from the operating results found in the consolidated financial statements to the adjusted operating results discussed herein, a non-GAAP financial measure, can be found in the tables appearing on pages 7 and 8 hereof.

Included in this MD&A are references to events and circumstances which have influenced the Company’s quarterly operating results presented in the table of Consolidated Quarterly Statements of Earnings appearing on pages 5 and 6 hereof.

Sales

IPG’s consolidated annual sales for 2007 were $767.3 million, a decrease of 5.5% compared to $812.3 million for 2006.  Consolidated annual sales for 2006 were $812.3 million, an increase of 4.7% compared to $776.0 million in 2005. The sales increase for 2006 is attributable to the sales associated with the October 2005 acquisition of Flexia Corporation Ltd., the successor corporation to Flexia Corporation and Fib-Pak Industries, Inc. (collectively “Flexia”).  Excluding revenues related to the Flexia acquisition, sales decreased by about 3.9% from $754.2 million in 2005 to approximately $724.9 million in 2006.  In 2007, the Company had a sales volume (unit) decrease of 5.4%. In 2006, the Company had a sales volume (units) decrease of approximately 8.1% excluding the sales volume associated with the Flexia acquisition.  Fluctuating foreign exchange rates did not have a significant impact on the Company’s 2007, 2006 or 2005 sales.

Sales for the fourth quarter of 2007 totalled $191.5 million, a 2.2% increase compared to $187.4 million for the fourth quarter of 2006.  Sales volumes (units) increased 0.7% for the fourth quarter of 2007 compared to the fourth quarter of 2006.  The balance of the sales increase was attributable to selling price increases and product mix.

Gross Profit and Gross Margin

Gross profit totalled $114.4 million in 2007, a decrease of 2.7% from 2006. Gross profit totalled $117.6 million in 2006, a decrease of 16.1% from $140.2 million in 2005. Gross margin represented 14.9% of sales in 2007, 14.5% in 2006 and 18.1% in 2005.  While margins improved slightly in 2007 compared to 2006, there was a substantial change in the business in the second half of 2006, as described below, that resulted in gross margins for the second half of 2006 of 12.7% and annualized gross profits of $96.9 million.  The improvement in 2007 in both gross profits and gross margins compared to the second half of 2006 levels was primarily the result of the cost reductions implemented by the Company in late 2006 and early 2007. While sales volumes declined 5.5% for 2007, manufacturing expenses for 2007 declined 8.9%.

Gross profits for the fourth quarter of 2007 totalled $27.8 million at a gross margin of 14.5% compared to $22.8 million at a gross margin of 12.2% for the fourth quarter of 2006.  Results for the fourth quarter of 2007 also reflect the Company’s improved ability to recover raw material cost increases in the fourth quarter of 2007 compared to 2006.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2007 totalled $71.2 million, a decrease of $13.7 million from the $84.9 million incurred for the year ended December 31, 2006. The 2006 SG&A expenses were up $5.9 million from $79.0 million in 2005. As a percentage of sales, SG&A expenses were 9.3%, 10.5% and 10.2% for 2007, 2006 and 2005, respectively.

The Company benefited in 2007 from significant staffing reductions and the exiting of the aircraft lease in 2006.  While SG&A expenses increased in 2006 compared to 2005 levels, the Company was able to reduce the SG&A quarterly run rate so that the fourth quarter 2006 SG&A was $3.8 million lower than SG&A for the fourth quarter of 2005.  The Flexia acquisition in the fourth quarter of 2005 resulted in increased SG&A of approximately $3.5 million in 2006 compared to 2005.

Included in SG&A expenses are the costs the Company incurred as a consequence of being a public company.  These costs totalled $2.4 million, $3.6 million and $2.5 million for the three years ended December 31, 2007.  The increase in public company costs for 2006 compared to 2005 and 2007 is due to high initial cost in 2006 of complying with Section 404 of the Sarbanes-Oxley Act of 2002, which included the documentation and certification of internal control over financial reporting by management.

Stock-Based Compensation

For 2007, 2006 and 2005, the Company recorded approximately $1.8 million, $2.0 million and $1.9 million, respectively, in stock-based compensation expense related to options granted to employees.

Operating Profit

This discussion presents the Company’s operating profit for 2007, 2006 and 2005. “Operating profit” does not have a standardized meaning prescribed by GAAP in Canada or the United States but is included herein as the Company’s management uses “operating profit” to measure and evaluate the profit contributions of the Company’s product offerings as well as the contribution by channel of distribution.

Because “operating profit” is a non-GAAP financial measure, other companies may present similar titled items determined with differing adjustments.  Presented below is a table reconciling this non-GAAP financial measure with gross profit being the most comparable GAAP measurement.  The reader is encouraged to review this reconciliation. Operating profit is defined by the Company as gross profit less SG&A and stock-based compensation expense.

OPERATING PROFIT RECONCILIATION

(In millions of US dollars)

	Three months ended December 31, (Unaudited)		Year ended December 31,
	2007	2006	2007	2006	2005
	$	$	$	$	$
Gross Profit	27.8	22.8	114.4	117.6	140.2
Less: SG&A Expenses	18.7	18.7	71.2	84.9	79.0

Less: Stock-Based Compensation	0.3	0.5	1.8	2.0	1.9
Operating Profit	8.8	3.6	41.4	30.7	59.3

Operating profit for 2007 amounted to $41.4 million compared to $30.7 million for 2006 and $59.3 million for 2005.  Operating profits increased in 2007 compared to 2006 by $10.7 million due to a $13.7 million reduction in SG&A expenses, offset in part by lower gross profit in the ECP Division. Operating profits decreased by $28.6 million in 2006 compared to 2005 due to the decline in gross profits for both the T&F Division and the ECP Division and the increase in SG&A expenses.

The Company’s operating profit for the fourth quarter of 2007 was $8.8 million compared to $3.6 million for the fourth quarter of 2006. The improvement in operating profit for the fourth quarter of 2007 compared to the fourth quarter of 2006 is due to the increase in gross profit of the T&F Division.

Impairment of Goodwill

In accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”), which are substantively equivalent to the applicable US standards, the Company normally performs an annual goodwill impairment test as at December 31.

The Company performed its annual impairment test at December 31, 2007 and concluded that no impairment charge was necessary. The Company conducted a goodwill impairment test at the interim date of September 30, 2006 due to the underlying changes in its business, resulting in a $120.0 million goodwill impairment charge. The Company subsequently performed its annual impairment test at December 31, 2006 and concluded that no additional impairment charge was necessary. No goodwill impairment charge was required by IPG for 2005.

As a result of the business structure changes made by the Company, for purposes of the impairment test, based on the specific requirements of the accounting pronouncements, the Company determined that it has two reporting units, the T&F Division and the ECP Division. Previously, the Company had a single reporting unit.  The Company allocated the recorded goodwill between the two reporting units based on their relative fair values at December 31, 2007. The Company calculated the fair value of these reporting units using the discounted cash flow method, and compared it with other methods including multiples of sales and earnings before interest, income taxes, depreciation and amortization, and with historical transactions where appropriate.

Research and Development

Research and development (“R&D”) remains an important function within the Company. Taken as a percentage of sales, R&D was 0.5% for 2007, 0.8% for 2006 and 0.6% for 2005.  The Company continues to focus its R&D efforts on new products, new technology developments, new processes and formulations for existing products.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings is set out in the EBITDA reconciliation table below.  EBITDA should not be construed as earnings before income taxes, net earnings or cash from operating activities as determined by GAAP.  The Company defines EBITDA as net earnings (loss) before (i) income taxes; (ii) financial expenses, net of amortization; (iii) amortization of other intangibles and capitalized software costs; and (iv) depreciation.  Adjusted EBITDA is defined as EBITDA before manufacturing facility closures, restructuring, strategic alternatives and other charges and impairment of goodwill charges. The terms “EBITDA” and “Adjusted EBITDA” do not have any standardized meanings prescribed by GAAP in Canada or the United States and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings as indicators of IPG’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of IPG’s performance between periods presented. In addition, EBITDA and Adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

EBITDA RECONCILIATION TO NET EARNINGS

(In millions of US dollars)

Three months ended December 31, (Unaudited)		Year ended December 31,
2007	2006	2007	2006	2005

	$	$	$	$	$
Net Earnings (loss) – As Reported	(0.7)	(15.2)	(8.4)	(166.7)	27.8
Add Back:
Financial Expenses, net of amortization	4.5	5.5	21.9	24.4	22.4

Income Taxes (recovery)	3.4	1.4	12.3	(30.7)	1.5
Depreciation & Amortization	10.2	9.4	39.0	36.6	31.1
EBITDA	17.4	1.1	64.8	(136.4)	82.8
Manufacturing facility closures, restructuring, strategic alternatives and other charges		10.1	8.1	76.1	1.4
Impairment of Goodwill				120.0
Adjusted EBITDA	17.4	11.2	72.9	59.7	84.2

EBITDA was $64.8 million for 2007, ($136.4) million for 2006, and $82.8 million for 2005.  Adjusted EBITDA was $72.9 million, $59.7 million, and $84.2 million for the years 2007, 2006 and 2005 respectively.  The Company’s EBITDA for the fourth quarter of 2007 was $17.4 million compared to $1.1 million for the fourth quarter of 2006. The Adjusted EBITDA was $17.4 million in the fourth quarter of 2007 as compared to $11.2 million in the fourth quarter of 2006. The improved EBITDA in the fourth quarter of 2007 compared to the fourth quarter of 2006 is the result of improved gross profits in the T&F Division.

Financial Expenses

Financial expense decreased 1.6% to $25.3 million from $25.7 million for 2006.  Financial expense increased 8.0% to $25.7 million for 2006 as compared to $23.8 million for 2005.

The decrease in financial expense in 2007 was as a result of the Term Loan B debt repayments made by the Company during the year, including the $15.6 million excess cash flow payment in March 2007 and the application of the proceeds of the shareholders rights offering during the period September through November 2007 reducing the principal balance by $60.9 million. The decrease in financial expense resulting from the debt payments was offset by higher interest rates on the Term Loan B due to increased loan margins imposed by the November 8, 2006 and August 8, 2007 loan amendments and higher libor rates impacting the unhedged portion of the Term Loan B.

The increased financial expense in 2006 compared to 2005 was the result of the September 2005 borrowings to fund the Flexia acquisition and higher interest rates on the floating rate debt as compared to the interest rate levels experienced in 2005.  Finally, as part of the loan amendment process completed on November 8, 2006, the interest rate margin on the floating rate term debt was increased by 50 basis points.

Financial expenses for the fourth quarter of 2007 totalled $5.3 million, a 10.6% decrease from financial expenses in the fourth quarter of 2006. The decrease was due to the principal payments on the Term Loan B as set forth above.

Income Taxes

In the past three years, the Company’s statutory income tax rate has been influenced primarily by a lower rate on foreign-based income, manufacturing and processing deductions, transactions that resulted in permanent differences and changes in the valuation allowance.

As at December 31, 2007, the Company had approximately $85.6 million in Canadian operating loss carry-forwards for tax purposes expiring from 2008 through 2027, and $204.7 million in US federal and state operating losses for tax purposes expiring from 2018 through 2025. In assessing the valuation of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized.  Management considers the scheduled reversal of future income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company expects the future income tax assets to be realized, net of the valuation allowance at December 31, 2007 as a result of the reversal of existing taxable temporary differences. Based on management’s assessment, a $14.3 million valuation allowance was established as at December 31, 2007, an increase from the December 31, 2006 valuation allowance of $12.4 million.  Included in deferred income tax expense for 2007 is $2.6 million of increases to the valuation allowance, including a $6.3 million charge in the second quarter of 2007 due to the expectation that certain Canadian operating loss carry-forwards will expire unused and a $3.7 million decrease recorded in the fourth quarter of 2007 primarliy related to the expected realization of certain US operating loss carry-forwards previously reserved .  The increase in the valuation allowance is based on the Company’s expectation that certain Canadian net operating losses scheduled to expire in future years will likely not be utilized, mitigated in part by the expected utilization of certain net operating losses in the US that had previously been provided for.

In December 2007, the Canadian Federal government reduced future Federal income tax rates. As a result of the tax rate reductions, the Company recorded $4.3 million of deferred income tax expense in the fourth quarter to reflect the decreased value of the Company’s deferred tax assets.

Net Earnings – Canadian and US GAAP

For 2007, the Company posted a net loss of $8.4 million as compared to a net loss of $166.7 million in 2006 and $27.8 million in 2005.

The Company reported a net loss of $0.7 million for the fourth quarter of 2007 as compared to a net loss of $15.2 million for the fourth quarter of 2006.  Excluding manufacturing facility closure, restructuring, strategic alternatives and other charges, the pretax earnings for the fourth quarter of 2007 were $2.6 million.  This compares to a pretax loss for the fourth quarter of 2006 on a comparable basis of $3.7 million.  The pretax profit improvement is due to do improved gross profits in the T&F Division in the fourth quarter of 2007.

Adjusted net earnings, a non-GAAP financial measure (see table on pages 7 and 8) amounted to a net loss of $2.2 million for 2007, a net loss of $6.9 million for 2006, and net earnings of $28.7 million for 2005. The Company is including adjusted net earnings here because it believes it provides a better comparison of results for the periods presented since it does not take into account non-recurring items, manufacturing facility closure, restructuring, strategic alternatives and other costs in each period.

Adjusted net earnings does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of adjusted net earnings to net earnings, being the most comparable measurement under GAAP, is set forth on pages 7 and 8. The reader is encouraged to review this reconciliation.

Net earnings reported in accordance with Canadian GAAP conforms in all material respects to amounts that would have to be reported had the financial statements been prepared under US GAAP, except for the effect of variable accounting for stock options, which would result in an increase in net earnings of approximately $0.3 million in 2005 (nil for 2007 and 2006).. Consequently, in accordance with US GAAP, net earnings in 2007 would be a net loss of approximately $8.4 million, a net loss of $166.7 million in 2006 and net earnings of $28.0 million in 2005.  For further details, see Note 23 to the consolidated financial statements.

In the case of IPG, net earnings are equal to earnings from continuing operations, as the Company had no discontinued operations, extraordinary items, or changes in accounting principles that resulted in a charge against earnings for these periods.

Earnings Per Share – Canadian and US GAAP

Basic and diluted net earnings per share reported in accordance with Canadian GAAP conforms in all material respects to amounts that would have been reported had the financial statements been prepared under US GAAP, except for the impact of variable accounting for stock options previously discussed under the caption “Net earnings – Canadian and US GAAP”. Consequently, in accordance with US GAAP, basic and diluted loss per share would be $0.19 in 2007 compared to basic and diluted loss per share of $4.07 in 2006 and $0.68 in 2005.

The Company reported a loss per share of $0.19 both basic and diluted for 2007 as compared to a loss per share of $4.07 both basic and diluted for 2006. The 2006 loss per share compares to earnings per share of $0.67 both basic and diluted for 2005. The weighted-average number of common shares outstanding for the purpose of the basic and diluted EPS calculation was 45.3 million for 2007 (45.3 million diluted), 41.2 million (41.0 million diluted) for 2006 and 41.2 million (41.3 million diluted) for 2005.

The adjusted EPS (see table on pages 7 and 8) for 2007 was a loss per share of $0.05 both basic and diluted compared to a loss per share of $0.17 both basic and diluted for 2006 and to earnings per share of $0.70 basic and $0.69 diluted for 2005.

Comprehensive Income

Comprehensive income is comprised of net earnings and other comprehensive income.  For years ended December 31, 2007, 2006 and 2005, comprehensive income was $21.8 million, a loss of $164.4 million and income of $30.4 million, respectively.  Comprehensive income for the fourth quarter of 2007 and the fourth quarter of 2006 was income of $3.2 million and a loss of $13.4 million, respectively.  The favourable change in accumulated currency translation adjustments is attributable to the strengthening of the Canadian dollar relative to the U.S. dollar in 2007.  The decline in the fair market value of the interest rate swap agreements for the three months and year ended December 31, 2007 reflects the actual and expected decline in short-term interest rates during the year.

Results of Operations-Tapes and Films Division

Sales for the T&F Division for 2007 were $605.7 million, a decrease of 3.3% compared to $626.5 million for 2006.  Sales for 2006 were $626.5 million, a decrease of 2.6% compared to $643.4 million for 2005. The Division had a sales volume (unit) decrease of 2.7% for 2007 and 7.0% for 2006. The sales volume decline in 2007 was not limited to particular products lines or channels of distribution. By comparison, the sales volume decline experienced in 2006 compared to 2005 was due to two primary factors, (i) customer account rationalization, particularly in the Division’s consumer business as well as (ii) broader declines in sales of the Division’s products. The Company made changes to its consumer business model, including a significant rationalization of unprofitable or marginally profitable accounts.  To a lesser extent, there was a similar rationalization performed within the industrial tapes and films products. Approximately 40% of the sales volume decline in 2006 was related to the rationalization of unprofitable or marginally profitable business.  A significant portion of the rationalized business was serviced with resale items that the Company purchased from third parties.  The balance of the sales volume decline in 2006 compared to 2005 was in the tapes and films products. A portion of the decline was due to customer buying patterns in 2006 compared to 2005.  A rapid increase in raw material costs, particularly for polyethylene occurred in late 2005 due to damage to Gulf Coast refineries from Hurricanes Katrina and Rita.  The rising cost environment, coupled with limited supplies of polyethylene in North America triggered an unusually high demand in late 2005 as customers built up inventories.  Using its global sourcing capabilities, the Company was able to acquire and secure resin supplies and satisfy much of its customer demand.  In the first quarter of 2006, as Gulf Coast refinery production came back on line, raw material costs began to decline significantly.  In this declining cost environment, customers worked their inventories down to low levels and maintained them at lower than normal levels.  A similar buying pattern occurred in the fourth quarter of 2006 as declining polyethylene prices again caused customers to reduce inventories.

In response to rising raw material costs, the T&F Division instituted substantial selling price increases for 2005 and 2006.  Average selling prices for the T&F Division declined less than 1.0% in 2007, with selling prices increasing in the fourth quarter as noted above.

Sales for the T&F Division for the fourth quarter of 2007 totalled $151.0 million, a 3.6% increase compared to $145.8 million for the fourth quarter of 2006.  Sales volumes (units) increased 2.0% for the fourth quarter of 2007 compared to the fourth quarter of 2006.  The balance of the sales increase was attributable to selling price increases and product mix.

Gross profit for the T&F Division totalled $97.4 million in 2007, an increase of 6.7% from 2006. Gross profit totalled $91.4 million in 2006, a decrease of 23.3% from $119.4 million in 2005. Gross margin represented 16.1% of sales in 2007, 14.6% in 2006 and 18.5% in 2005.  For 2007, gross profit and gross margins both improved over 2006 performance but particularly when compared to the levels in the second half of 2006. The improved results were attributable to the cost reductions implemented by the Division in late 2006 and early 2007.  In 2005, raw material costs began increasing in the first quarter and then, after a pause, began to rise again in the fall of 2005 and continued throughout the rest of the year.  Due to a series of timely selling price increases, the Division was able to increase its gross profit dollars and gross margins.  Contributing to the gross margins improvement in 2005 were raw material shortages, in part as a result of the fall of 2005 Gulf Coast hurricanes, that provided pricing power in the marketplace that has since disappeared.

T&F Division gross profits for the fourth quarter of 2007 totalled $23.9 million at a gross margin of 15.8% compared to $18.7 million at a gross margin of 12.8% for the fourth quarter of 2006.  Results for the fourth quarter of 2007 reflect an improved ability to recover raw material cost increases in the fourth quarter of 2007 compared to 2006.  Tapes and film products experienced their highest raw material costs of 2006 in the products sold during the fourth quarter. Selling price increases were achieved in some markets but competitive conditions limited the Division’s ability to recover the higher material costs on a timely basis.

EBITDA for the T&F Division for 2007, 2006 and 2005 was $67.6 million, $49.7 million and $75.9 million, respectively.  The improvement in EBITDA in 2007 compared to 2006 is due to the improved gross profits for the Division and reductions in SG&A expenses.  The EBITDA decline in 2006 compared to 2005 is due to the decrease in gross profits in 2006 compared to 2005 and the increased SG&A expenses in 2006. The T&F Division’s EBITDA for the fourth quarter of 2007 was $16.3 million compared to

$10.3 million for the fourth quarter of 2006. The improved EBITDA in the fourth quarter of 2007 compared to the fourth quarter of 2006 is the result of improved gross profits.

Results of Operations-ECP Division

Sales for the ECP Division for 2007 were $161.6 million, a decrease of 13.0% compared to $185.8 million for 2006. Division sales for 2006 were $185.8 million, an increase of 40.1% compared to $132.6 million for 2005. Excluding the acquired Flexia accounts, ECP Division sales volumes declined 33.3% in 2006 compared to 2005.  The largest market for ECP products is North American residential construction, which experienced a slowdown starting in the summer of 2006 and has continued throughout 2007. The sale of ECP products into agriculture related markets declined in 2006 but rebounded in 2007. The Company’s decision to close its Piedras Negras, Mexico FIBCs manufacturing operation in March 2006, resulted in lost sales from certain accounts that required North American sourcing.  For 2007, the decline in sales was mitigated by the introduction of several new residential construction market products that allowed the Company to participate in segments of the residential construction market that it previously had either not participated in or participated only on a small scale.

In response to rising raw material costs, the ECP Division instituted substantial selling price increases for 2005 and 2006. Average selling prices for the ECP Division increased slightly in excess of 1.0% during 2007.

Sales for the ECP Division for the fourth quarter of 2007 totalled $40.5 million, a 2.6% decrease compared to $41.6 million for the fourth quarter of 2006.  Sales volumes (units) decreased 3.6% for the fourth quarter of 2007 compared to the fourth quarter of 2006.  The unit decline was mitigated by selling price increases and product mix.  The sales volume decrease for the quarter was primarily due to declines in the sale of products into the residential construction market.

Gross profit for the ECP Division totalled $17.1 million in 2007, a decrease of 34.7% from 2006. Gross profit totalled $26.2 million in 2006, an increase of 26.6% from $20.7 million in 2005. Gross margin represented 10.6% of sales in 2007, 14.1% in 2006 and 15.6% in 2005.  The decline in 2007 in both gross profit and gross margin compared to all of 2006 is due to the strong performance of the Division in the first half of 2006, before the impact of the slowdown in residential construction and the continued deterioration of that market in 2007.  The gross profit and gross margin for 2006 include the full year benefit of the October 2005 acquisition of Flexia.  The lower gross margins for 2006 compared to 2005 reflect the lower gross margin of the Flexia product mix.

ECP Division gross profits for the fourth quarter of 2007 totalled $3.9 million at a gross margin of 9.6% compared to $4.1 million at a gross margin of 9.9% for the fourth quarter of 2006.  Results for the fourth quarter of 2007 reflect the continued softness in the residential construction market.

EBITDA for the ECP Division for 2007, 2006 and 2005 was $9.5 million, $17.0 million and $13.7 million, respectively.  The decline in EBITDA for 2007 compared to 2006 is due to the lower gross profits for the Division mitigated by a reduction in SG&A expenses.  The EBITDA improvement in 2006 compared to 2005 is due to the acquisition of Flexia in October 2005.  The ECP Division’s EBITDA for the fourth quarter of 2007 was $2.1 million compared to $2.2 million for the fourth quarter of 2006.

Results of Operations-Corporate

The Company does not allocate the manufacturing facilities closure, restructuring, strategic alternatives or other charges to the two Divisions.  These expenses are retained at the corporate level as are stock-based compensation and the cost of being a public company. The Company also did not allocate the costs of the corporate aircraft lease that was terminated in October 2006. The unallocated corporate expenses for the three years ended December 31, 2007 totalled $4.2 million, $7.1 million and $5.3 million, respectively.

Off-Balance Sheet Arrangements

The Company maintains no off-balance sheet arrangements except for the interest rate swap agreements and letters of credit issued and outstanding discussed in the section entitled “Bank Indebtedness and Credit Facilities” and in Notes 13 and 14 to the consolidated financial statements.

Related Party Transactions

During the third quarter of 2007, the Company entered into three advisory services agreements, two with affiliates of two current members of the Board of Directors and one with an affiliate of a former senior officer of the Company.  The advisory services include business planning and corporate finance activities.  The agreements are effective through December 31, 2009 but can be unilaterally terminated by the affiliates of the Board members and the former senior officer, respectively, with 30 days written notice.  The agreements provide for aggregate monthly compensation beginning January 2008 in the amount of US$75,000 and Cdn$100,000 per month for a minimum of at least three months.  Thereafter, the Company has a firm financial commitment relating to the services of two of the three affiliates of US$50,000 and Cdn$100,000 per month through December 31, 2009.  The Company has the option to continue the services of the other affiliate on a month-to-month basis at a monthly compensation commensurate with the services required as determined by the Company, which is currently set at US$25,000.

In addition to the monthly advisory services described above, the agreements provide for a fee to each of the affiliates in connection with the Company’s shareholder rights offering.  The aggregate fee paid to the affiliates in connection with the rights offering was $1,050,000 and has been recorded in the Company’s 2007 consolidated financial statements as a reduction in the net proceeds raised from the rights offering.

The advisory services agreements provide for an aggregate performance fee payable July 1, 2010 based on the difference between the then-market price of the Company’s common stock listed on the Toronto Stock Exchange and Canadian rights offering price of Cdn$3.61 per share multiplied by 2.2 million.  The advisory services agreements provide for a reduction in the performance fees in the event of an early termination of the agreement.

Liquidity and Capital Resources

Cash Flow

In 2007, the Company generated cash flows from operating activities of $37.8 million compared to cash flows from operating activities of $53.6 million in 2006. In 2005, the Company generated cash flows from operating activities of $32.4 million.  The Company generated cash flows from operating activities in the fourth quarter of 2007 of $16.1 million compared to $15.6 million for the fourth quarter of 2006.

Cash from operations before changes in non-cash working capital items increased in 2007 by $33.8 million to $43.2 million from $9.4 million in 2006. Cash from operations before changes in non-cash working capital items decreased in 2006 to $9.4 million from $57.7 million in 2005. The increase in 2007 was due to improved profitability and $12.8 million less in cash charges for facility closures, restructuring, strategic alternatives and other charges paid in 2006.  The decrease in 2006 was due to lower earnings including approximately $19.5 million in cash charges for facility closures, restructuring, strategic alternatives and other charges. Cash from operations before changes in non-cash working capital for the fourth quarter of 2007 was $13.2 million compared to cash used in operations before changes in non-cash working capital of $2.0 million in the fourth quarter of 2006.  The increase is due to improved profitability including the absence of any cash charges for facility closures, restructuring, strategic alternatives and other charges in 2007.

In 2007, non-cash working capital items used $5.4 million in net cash flow.  A total of $18.7 million of cash was used in the building of inventories, including $9.0 million in the fourth quarter.  During the fourth quarter, the Company pre-bought raw material inventories in advance of announced raw material cost increases.  The Company increased finished goods inventory levels during the fourth quarter to prepare for planned first quarter production equipment upgrades that would temporarily shut down selected production lines as well as build inventories in anticipation of a customer demand spike late in quarter that did not materialize.  Trade accounts receivable provided $9.5 million in net cash flow for the 2007, primarily due to improved customer agings. There are changes in non-cash working capital items between the balance sheet dates that are not reflected in the cash flows.  These changes are the impact of foreign currency translation adjustments between balance sheets’ dates and do not have an impact on changes in working capital presented in the consolidated cash flows statements.

In 2006, non-cash working capital items provided $44.2 million in net cash flow, including $17.5 million provided in the fourth quarter.  The decrease in working capital both for the year and the fourth quarter was driven by declines in trade accounts receivables and inventories and partially offset with declines in accounts payable and accrued liabilities.  The lower trade accounts receivable was the result of improved collection efforts, a change in payment terms for a large segment of the Company’s customer base and lower sales. A portion of the inventory reduction was due to declining raw material costs but most of the decline was in on-hand quantities of all classes of inventory.  The finished goods inventory decline was achieved through a substantial reduction in production levels.

In 2005, non-cash working capital items used $25.3 million in net cash flow, including $0.1 million used in the fourth quarter.  Most of the increase in working capital was in trade and other receivables of $10.2 million and accounts payable and accrued liabilities of $12.5 million.  Due to the two major Gulf Coast hurricanes late in the third quarter of 2005, resin prices increased substantially, resulting in higher working capital investments in the fourth quarter for both inventories and trade receivables.   The increased

inventories investment resulting from higher material costs was substantially offset by the Company’s ability to substantially reduce inventory units, particularly in raw materials.  The decrease in accounts payable and accrued liabilities was due to lack of inventory pre-buying at December 31, 2005 compared to the prior year and the fact that the Company was taking increased advantage of prompt pay discounts offered by suppliers at the end of 2005.

Cash flows used in investing activities was $18.7 million for 2007 as compared to $29.6 million for 2006 and $55.8 million for 2005.  These investing activities include an increase in property, plant and equipment of $18.5 million for 2007, $27.1 million for 2006 and $24.0 million for 2005.  In the fourth quarter of 2005, the Company used cash of $28.1 million to acquire Flexia.  Other assets increased $1.3 million during 2007, $5.4 million during 2006 and $3.9 million in 2005. Cash flows used in investing activities was $5.1 million for the fourth quarter of 2007 compared to $3.4 million for the fourth quarter of 2006, an increase of $1.7 million.

Cash flows used in financing activities amounted to $22.1 million in 2007 compared to $17.0 million in 2006.  Cash flows provided by financing activities totalled $11.7 million in 2005. The Company raised $60.9 million net of expense from the September 2007 shareholders rights offering.  These funds were used to reduce long-term debt in the third and fourth quarters of 2007 by $60.9 million.  The Company also made a $15.6 million principal payment in March 2007 in satisfaction of its 2006 “excess cash flow payment” obligation under its Senior Secured Credit Facility. On the last business day of the third quarter of 2005, the Company borrowed $23.5 million under its revolving credit facilities to fund the Flexia acquisition which closed on October 5, 2005.  This increased IPG’s total outstanding balance under its revolving credit facilities to $28.5 million.  During the fourth quarter of 2005, the Company was able to reduce its revolving credit facilities by a total of $13.5 million to $15.0 million at December 31, 2005. The Company was able to repay the $15.0 million during 2006, including $10.0 million in the fourth quarter.

Free cash flow, a non-GAAP measurement that is defined by the Company as cash flows from operating activities less property, plant and equipment expenditures was $19.3 million in 2007, a decline of $7.2 million from $26.5 million in 2006. The decline was due to non-cash working capital consuming $5.4 million in cash for 2007, after generating $44.2 million in cash for 2006. During 2006, the Company’s free cash flow improved $18.1 million from the 2005 level of $8.4 million.  The improvement was due to the substantial decrease in non-cash working capital items for 2006. The Company is including free cash flow because it is used by Management and the Company’s investors in evaluating the Company’s performance and liquidity.  Free cash flow does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore, unlikely to be comparable to similar measures presented by other issuers. A reconciliation of free cash flow to cash flow from operating activities, the most directly comparable GAAP measure, is set forth below. The reader is encouraged to review this reconciliation.

FREE CASH FLOW RECONCILIATION

(In millions of US dollars)

	2007	2006	2005
	$	$	$
Cash Flows From Operating Activities	37.8	53.6	32.4
Less: Capital Expenditures	18.5	27.1	24.0
Free Cash Flow	19.3	26.5	8.4

Liquidity

As at December 31, 2007, working capital stood at $145.6 million as compared to $121.5 million as at December 31, 2006. The increase of $24.1 million was due to increased inventories. The Company believes that it has sufficient working capital and access to credit facilities to meet the requirements of its day-to-day operations, given its operating margins and projected budgets.

Quick assets, which are the Company’s total current assets excluding prepaid expenses and future income taxes, increased by $18.9 million during 2007 to a level of $222.8 million, and decreased by $60.6 million during 2006 to a level of $203.9 million. The increase during 2007 was due to the increase in inventories. The 2006 decrease was primarily due to the decline in trade accounts receivables, inventories and other receivables.

The Company’s cash liquidity is influenced by several factors, the most significant of which are the Company’s profitability and its level of inventory investment. Historically, the Company has periodically increased its inventory levels when business conditions suggest that it is in the Company’s interest to do so, such as the buying opportunities the Company took advantage of in the fourth quarter of 2007 to mitigate the impact of rising raw material costs. The Company expects to continue this practice when circumstances suggest that it is appropriate and when the Company believes it has adequate cash and credit availability to support such strategies.

Days outstanding in trade receivables were 43.5 days at the end of 2007 as compared to 43.7 days at the end of 2006. Inventory turnover (cost of sales divided by inventories) slowed to 6.6 times in 2007 compared to 9.2 times in 2006.

Currency Risk

The Company is subject to currency risks through its Canadian and European operations. Changes in the exchange rates may result in decreases or increases in the Company’s foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk, as historically these risks have not been significant.

Capital Expenditures

Total property, plant and equipment expenditures were $18.5 million, $27.1 million and $24.0 million for the years 2007, 2006 and 2005, respectively.

Based on current volume and anticipated market demand, the Company believes it has sufficient capacity available to accommodate increases in volumes in most products without additional capital expenditure.  In addition, Management believes the Company is positioned to take advantage of opportunities that may arise to grow its market share in existing products, expand its product offerings or expand its markets.

Bank Indebtedness and Credit Facilities

During 2007, the Company had a US$52.0 million five-year revolving credit facility and a US$8.0 million five-year revolving credit facility available in Canadian dollars.  The facilities were part of the $260.0 million Facility described in more detail below. Prior to an amendment to the Facility, the revolving credit facilities totalled $75.0 million and the entire Facility totalled $275.0 million. As at December 31, 2007, the Company had no outstanding draws under these facilities and $2.1 million in outstanding letters of credit. As at the end of 2006, the Company had no outstanding draws under these facilities and $2.5 million in outstanding letters of credit.  When combined with on-hand cash and cash equivalents and temporary investments, the Company had total cash and credit availability of $73.4 million as at December 31, 2007 and $41.3 million as at December 31, 2006.  The increase in total cash and credit availability between December 31, 2006 and December 31, 2007 was due to restrictions placed at December 31, 2006 on the Company’s credit availability under its financial ratios, specifically its maximum total leverage ratio discussed below.  As described below, the Company’s Revolving Credit Facility was refinanced on March 27, 2008 as part of the refinancing of the entire Facility.

Long-Term Debt

The Company had a $260.0 million Facility, consisting of a $200.0 million term loan and a total of $60.0 million in revolving credit facilities along with $125.0 million of Senior Subordinated Notes due 2014.

The Facility was guaranteed by the Company and substantially all of its subsidiaries and was secured by a priority lien on substantially all tangible and intangible assets owned by the Company and substantially all of its subsidiaries, subject to certain customary exceptions.

In 2007 and 2006, the Company reduced its indebtedness associated with its long-term debt instruments by $80.7 million and $2.9 million, respectively. The payments in 2007 included a $15.6 million principal payment from 2006 “excess cash flow” as defined under the Company’s Facility.  Also included in the 2007 payments was a $60.9 million reduction in the Facility representing the net proceeds received in the September 17, 2007 shareholder rights offering.  The balance of principal payments for 2007 and 2006 were in accordance with the Company’s debt amortization schedules.

At December 31, 2007, the current installments on long-term debt were $3.1 million. The decrease in current installments over December 31, 2006 levels reflects a $15.6 million principal payment made March 30, 2007 under the Company’s Facility arising from the “excess cash flow” provision described above.  The Company had to amend its credit facilities in August 2007 to accommodate the strategic alternatives process costs in the calculation of its financial covenants.  The cost of the amendment was $2.3 million and was recorded as debt issue expenses to be amortized over the remaining term of the Facility. Twice during 2006, the Company amended its credit facilities. The first amendment was in the second quarter and was to accommodate many of the one-time costs discussed previously.  The second amendment completed on November 8, 2006 was to accommodate the changes in the Company’s business including the $120.0 million goodwill impairment charge recorded as at September 30, 2006.  The amendment provided accommodation for additional one-time costs related to restructuring activities in the fourth quarter of 2006 and the first quarter of 2007 and for adjustments to the covenant target ratios for September 30, 2006 and for up to two years thereafter.

On March 27, 2008 the Company successfully refinanced its Facility with a $200.0 million ABL entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and machinery and equipment.  At closing, after repaying the remaining balance of the Facility, the Company had unused availability in excess of $30.0 million.

Tabular Disclosure of Contractual Obligations

The Company’s principal contractual obligations and commercial commitments relate to its outstanding debt and its operating lease obligations. The following table summarizes these obligations as of December 31, 2007:

	Payments Due by Period
Contractual Obligations (in millions of US dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Long-Term Debt	242.6	2.1	97.7	17.8	125.0
Capital (Finance) Lease Obligations	10.7	1.3	1.5	1.2	6.7
Operating Lease Obligations	10.2	3.4	4.0	1.6	1.2
Purchase Obligations
Other Long-Term Liabilities Reflected on Balance Sheet under GAAP of the primary financial statements
Total	263.5	6.8	103.2	20.6	132.9

IPG anticipates that funds generated by its operations and funds available to it under its new ABL will be sufficient to meet working capital requirements and anticipated obligations under its ABL and the Senior Subordinated Notes and to finance capital expenditures for the foreseeable future. The Company has experienced, and expects to continue to experience in the future, fluctuations in its quarterly results of operations. IPG’s ability to make scheduled payments of principal or interest on, or to make other payments on and refinance, its indebtedness, or to fund planned capital expenditures and existing capital commitments, will depend on IPG’s future performance, which is subject to general economic conditions, the competitive environment and other factors, a number of which are outside of the Company’s control.

The credit agreement governing the ABL and the indenture governing the outstanding Senior Subordinated Notes each contain restrictive covenants that, among other things, limit the Company’s ability to incur additional indebtedness, make restricted payments, make loans or advances to subsidiaries and other entities, invest in capital expenditures, sell its assets or declare dividends. Under its Facility in place in 2007, the Company was required to maintain certain financial ratios, including a maximum total leverage ratio, a minimum interest coverage ratio and a minimum fixed charge ratio.  The Company was in compliance with its financial covenants as at December 31, 2007.

Capital Stock

As at March 26, 2008 there were 58,956,348 common shares of the Company outstanding.

In 2006 and 2005 employees exercised stock options worth $0.1 million and $0.1 million respectively. No options were exercised in 2007.

In the fourth quarter of 2005, the Company reacquired and cancelled 250,587 common shares of the Company as part of a settlement with the former owner of a business the Company had previously acquired.

On March 13, 2006, the Company announced the effectiveness of a new Normal Course Issuer Bid (“NCIB”) in Canada, pursuant to which the Company could, over a 12-month period, repurchase at prevailing market prices, up to a maximum of 2,047,903 of its common shares.  The bid commenced on March 16, 2006 and the bid remained in effect until March 15, 2007. No shares were purchased under the NCIB. The Company believes that the purchase of its own common shares may, in appropriate circumstances, be a responsible investment of available funds on hand.

During November 2004, the Company announced that it had registered an NCIB in Canada, under which the Company was authorized to repurchase up to 5.0% of its outstanding common shares. In the second quarter of 2005, there were 46,300 shares purchased for cancellation at a cost to the Company of $0.3 million. The NCIB expired on November 8, 2005.

Business Acquisitions

In October 2005, the Company, through a wholly-owned Canadian subsidiary, acquired all of the outstanding capital stock of Flexia Corporation Ltd., being the successor entity to Flexia Corporation and Fib-Pak Industries Inc. for an aggregate consideration of approximately $30.0 million after purchase price adjustments. Flexia produces a wide range of engineered coated products, polyethylene scrims and polypropylene fabrics.

Pension and Post-Retirement Benefit Plans

IPG’s pension benefit plans are currently showing an unfunded deficit of $10.4 million at the end of 2007 as compared to $16.2 million at the end of 2006. For 2007 and 2006, the Company contributed $7.1 million and $8.7 million, respectively to its funded pension plans and to beneficiaries for its unfunded other benefit plans. The Company may need to divert some of its resources in the future in order to resolve this funding deficit but expects to meet its pension benefit plan funding obligations in 2008 through cash flows from operations.

Dividend on Common Shares

No dividends were declared on the Company’s stock in 2007, 2006 or 2005.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. On an on-going basis Management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories, future and current income taxes and impairment of long-lived assets and goodwill based on currently available information. Actual results may differ from those estimates.

The allowance for doubtful accounts is based on reserves for specific accounts which Management believes may not be fully recoverable combined with an overall reserve reflective of the Company’s historical bad debt experience and current economic conditions.

Establishing and updating the reserve for slow moving and unmarketable inventories starts with an evaluation of the inventory on hand as compared to historical and expected future sales of the products. For items identified as slow-moving or unmarketable; the cost of products is compared with their estimated net realizable values and a valuation reserve is established when the cost exceeds the estimated net realizable value.

The Company assesses the recoverability of its fixed assets using projected future undiscounted cash flows and comparing those cash flows to the net book value of the fixed assets when changes in events and circumstances indicate a possible impairment of certain assets or group of assets.

In accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”), which are substantively equivalent to the applicable US standards, the Company performs an annual goodwill impairment test as at December 31. For purposes of the impairment test, based on the specific requirements of the accounting pronouncements, the Company determined that it was two reporting units, Tapes and Films and Engineered Coated Products. The Company calculates the fair value of this reporting units using the discounted cash flow method. As occurred in 2006, the Company performs goodwill impairment tests at interim dates when changes in the underlying business of the Company suggest that a possible impairment has occurred.

In assessing the realizability of future income tax assets, Management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Changes in Accounting Policies

Accounting Changes

On January 1, 2007, in accordance with the applicable transitional provisions, the Company applied the recommendations of new Section 1506, “Accounting Changes”, of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook. This new section, effective for the years beginning on or after January 1, 2007, prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. Furthermore, the new standard requires the communication of the new primary sources of GAAP that are issued but not yet effective or not yet adopted by the Company. The new standard has no impact on the Company’s financial results.

Financial Instruments, Hedges and Equity

On January 1, 2007, in accordance with the applicable transitional provisions, the Company adopted the new recommendations in Sections 3855, "Financial Instruments – Recognition and Measurement", 1530, "Comprehensive Income", 3861, "Financial Instruments – Disclosure and Presentation", 3865, "Hedges", and 3251, "Equity", of the CICA Handbook.

Sections 3855 and 3861 deal with the recognition, measurement, presentation and disclosure of financial instruments and non-financial derivatives in the financial statements. The transitional provisions of these sections require that the Company remeasure the financial assets and liabilities as appropriate at the beginning of its fiscal year. Any adjustment of the previous carrying amount is recognized as an adjustment of the balance of retained earnings at the beginning of the fiscal year of initial application or as an adjustment of the opening balance of a separate component of accumulated other comprehensive income, as appropriate. The financial statements of prior fiscal years are not restated.

Section 1530 requires the presentation of comprehensive income and its components in a new financial statement and establishes standards for reporting and display of comprehensive income. Comprehensive income is the change in the Company’s net assets that result from transactions, events and circumstances from sources other than the Company’s shareholders. It also includes revenues, expenses, gains and losses that, in accordance with primary sources of GAAP are recognized in comprehensive income, but excluded from net earnings. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting fiscal year. Pursuant to the transitional provisions of these sections, the Company's financial statements of prior fiscal years are not restated, except for the accumulated currency translation adjustments.

Adoption of these new recommendations resulted in the following impacts on the classification and measurement of the Company's financial instruments, which were previously recognized at cost:

–

Cash is classified as financial assets held for trading. They are measured at fair value and the gains or losses resulting from their subsequent measurements, at the end of each period, are recognized in net earnings;

–

Temporary investments included with cash equivalents are classified as held-to-maturity financial assets. They are recognized at amortized cost using the effective interest method, including any impairment. Interest calculated using the effective interest method is recognized in earnings;

–

Trade receivables, other receivables, excluding income, sales and other taxes, and loans to officers and directors are classified as loans and receivables. They are recorded at amortized cost, which upon their initial measurement is equal to their fair value. Subsequent measurement of trade receivables are recorded at amortized cost, which usually corresponds to the amount initially recorded less any allowance for doubtful accounts. Subsequent measurements of other receivables are recorded at amortized cost using the effective interest method, including any impairment;

–

Bank indebtedness and accounts payable and accrued liabilities are classified as other financial liabilities. They are measured at amortized cost using the effective interest method and the gains and losses resulting from their subsequent measurement, at the end of each period, are recognized in net earnings;

–

Long-term debt is classified as other financial liabilities. It is measured at amortized cost using the effective interest method, which is the amount on initial recognition net of the accumulated amortization of the related debt issue expenses incurred at the time the long-term debt was issued. The amount upon initial recognition corresponds to the notional amount of the long-term debt less the related debt issue expenses. Previously, the long-term debt was measured at cost and the debt issue expenses were included in the Company’s consolidated balance sheet under the caption “Other assets” and were amortized on a straight-line basis over the term of the related long-term debt;

–

The Company recognizes as separate assets and liabilities derivatives embedded in hybrid instruments issued, acquired or substantially modified by the Company as of January 1, 2003, when the hybrid instruments are not recognized as held for trading and are still in effect as at January 1, 2007. Embedded derivatives that are not closely related to the host contract must be separated and classified as held-for-trading financial instruments; they are then measured at fair value and changes in fair value are recognized in net earnings. The Company has not identified any embedded derivatives that should be separated from the host contracts as at January 1, 2007.

Section 3865 describes when and how hedge accounting may be applied. The adoption of hedge accounting is optional. It offers entities the possibility of applying different reporting options than those set out in Section 3855, to qualifying transactions that they elect to designate as hedges for accounting purposes. Following the adoption of Section 3865, the Company continued applying hedge accounting to its cash flow hedge relationship related to its interest rate risk of its interest payments using interest rate swap agreements. These derivatives are measured at fair value at the end of each period and the gains or losses resulting from subsequent measurements are recognized in other comprehensive income when the hedge relationship is deemed effective. Any ineffective portion is recognized in net earnings.

The adoption of these new standards translated into the following changes as at January 1, 2007: a $1.1 million increase in accumulated other comprehensive income, a $1.8 million increase in derivative financial instruments reported within “Other assets”, a $0.9 million decrease in future income tax assets, a $0.6 million decrease in long-term debt and a $0.4 million decrease in deficit. The adoption of these new standards has no impact on the Company’s cash flows. For the year ended December 31, 2007, the Company recognized an unrealized loss of $2.6 million ($1.6, net of related future income taxes), under other comprehensive income representing the effective portion of the change in fair value of the interest rate swap agreements, with an amount of $0.8 million being recognized as derivative financial instruments on the balance sheet and an increase in future income tax assets of $0.3 million. In addition, the adoption of these new standards resulted in a decrease in financial expenses of $0.3 million, an increase in net earnings of $0.2 million and an inconsequential impact on both basic and diluted earnings per share.

Impact of Accounting Pronouncements Not Yet Implemented

Canadian GAAP

Financial Instruments – Disclosures

In December 2006, the CICA published Section 3862, “Financial Instruments – Disclosures”, which is effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007. This section describes the required disclosures for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This section and Section 3863, “Financial Instruments – Presentation” will replace Section 3861, “Financial Instruments – Disclosure and Presentation”. The Company will implement this new standard as of January 1, 2008. This new standard only addresses disclosure and will have no impact on the Company’s financial results.

Financial Instruments – Presentation

In December 2006, the CICA also published Section 3863, “Financial Instruments – Presentation”, which is effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007. This section establishes standards for presentation of financial instruments and non-financial derivatives. The Company will implement this new standard as of January 1, 2008. This new standard only addresses disclosure and will have no impact on the Company’s financial results.

Capital Disclosures

In December 2006, the CICA published new Section 1535, “Capital Disclosures”, which is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. This section establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure requirements of the entity’s objectives, policies and processes for managing capital, the quantitative data relating to what the entity regards as capital, whether the entity has complied with capital requirements, and, if it has not complied, the consequences of such non-compliance. The Company will implement this new standard as of January 1, 2008. This new standard only addresses disclosure and will have no impact on the Company’s financial results.

Inventories

In June 2007, the CICA published Section 3031, "Inventories", which replaces Section 3030 of the same title. The new section provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

The changes to this section affect the following, in particular:

–

Certain costs, such as storage costs and general and administrative expenses that do not contribute to bringing the inventories to their present location and condition, are precisely excluded from the cost of inventories and expensed during the year in which they are incurred;

–

The reversal of the write-down to net realization value amounts when there is a subsequent increase in the value of the inventories is now required;

–

The valuation of inventory at the lower of cost and replacement cost is no longer allowed;

–

The new standard also requires additional disclosures.

This new standard is effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2008 and the Company will implement it as of January 1, 2008. The Company's management has determined that the impact of the application of this new standard will have no significant impact on the Company’s financial results upon adoption.

Goodwill and intangible assets

In February 2008, the CICA published new Section 3064, “Goodwill and Intangible Assets”. This section replaces Goodwill and Other Intangible Assets, Section 3062, and Research and Development Costs, Section 3450, and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. In addition, Section 1000, “Financial Statement Concepts” was amended to clarify the criteria for recognition of an asset. Finally, once a company adopts this new section it may no longer apply the guidance in EIC Abstract 27, “Revenues and Expenditures during the Pre-Operating Period”.

This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and the Company will implement it as of January 1, 2009. The Company does not anticipate that the application of this new standard will have an impact on the Company’s financial results.

US GAAP

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement. SFAS No. 157 replaces the different definitions of fair value in accounting literature with a single definition. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 is effective for fair value measurements already required or permitted by other standards for financial statements issued for fiscal years after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact SFAS 157 will have on its consolidated financial statements.

Fair Value Option for Financial Assets and Financial Liabilities

In April 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities.  This statement's objective is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions.  Under SFAS No. 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date.  The new statement establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity's election on its earnings.  SFAS No. 159 is effective for the Company as of the beginning of the 2008 fiscal year.  The Company is currently evaluating the impact resulting from the adoption of SFAS No. 159.

Business Combinations

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations.  This Statement replaces SFAS No. 141, Business Combinations.  This Statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS No. 141 labels as the “purchase method”) be used for all business combinations and for an acquirer to be identified for each business combination.  This Statement also establishes principles and requirements for how the acquirer:  a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  SFAS No. 141(R) will apply prospectively to business combinations for which the acquisition date is on or after the Company's fiscal year beginning January 1, 2009.  While the Company has not yet evaluated this statement for the impact, if any, which SFAS No. 141(R) will have on its consolidated financial statements, under SFAS No. 141(R), the Company will be required to expense costs related to any acquisitions after January 1, 2009.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements.  This Statement amends Accounting Research Bulletin 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary.  It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for the Company's fiscal year beginning January 1, 2008. The Company is currently evaluating the impact, if any, that SFAS No. 160 will have on its consolidated financial statements.

Disclosure Controls and Internal Control over Financing Reporting

The Executive Director and Chief Financial Officer of the Company conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2007. They concluded based on such evaluation that, as at December 31, 2007, the Company maintained in all material respects, effective disclosure controls and procedures and internal control over financial reporting to ensure that material information regarding this MD&A and other required filings were made known to them on a timely basis.

The Executive Director and Chief Financial Officer have also reviewed whether any change in the Company’s internal control over financial reporting occurred during 2007 that materially affected, or was reasonably likely to materially affect, the Company’s internal controls over financial reporting and concluded that there was none.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Disclosure Required by the NYSE

A summary of the significant ways that the corporate governance practices of the Company differs from that of a US Company is available on the Company’s website: www.intertapepolymer.com under “Investor Relations”.

Additional Information

Additional information relating to IPG, including its Annual Information Form, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the US.

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